UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Dated April 27, 2016

Commission File Number: 1-15018

Fibria Celulose S.A.

Fidêncio Ramos, 302 — 3rd and (part of) 4th floors

Edifício Vila Olímpia, Torre B, Bairro Vila Olímpia

04551-010, São Paulo, SP, Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:  ☒             Form 40-F:  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:  ☐             No:  ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:  ☐             No:  ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:  ☐            No:  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Fibria Celulose S.A.

Unaudited consolidated interim financial

information at March 31, 2016

and Report on Review of Interim

Financial Information

REPORT ON REVIEW OF CONSOLIDATED INTERIM FINANCIAL INFORMATION

To the Board of Directors and Shareholders

Fibria Celulose S.A

São Paulo — SP

Introduction

We have reviewed the accompanying consolidated interim accounting information of Fibria Celulose S.A., for the quarter ended March 31, 2016, comprising the balance sheet at that date and the statements of income and comprehensive income, the statements of changes in equity and cash flows for the three-month period then ended, and a summary of significant accounting policies and other explanatory information.

Management is responsible for the preparation of the consolidated interim accounting information in accordance with the Deliberation CVM 673/11 (which approved accounting standard CPC 21(R1) - Interim Financial Reporting), and International Accounting Standard (IAS) 34 - Interim Financial Reporting issued by the International Accounting Standards Board (IASB).   Our responsibility is to express a conclusion on this interim accounting information based on our review.

Scope of the review

We conducted our review in accordance with Brazilian and International Standards on Reviews of Interim Financial Information (Brazilian audit standard NBC TR 2410, wholly converged to ISRE 2410 — Review of Interim Financial Information Performed by the Independent Auditor of the Entity, respectively).   A review of interim information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures.   A review is substantially less in scope than an audit conducted in accordance with Brazilian and International Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit.   Accordingly, we do not express an audit opinion.

Conclusion on the consolidated interim information

Based on our review, nothing has come to our attention that causes us to believe that the accompanying consolidated interim accounting information referred to above has not been prepared, in all material respects, in accordance with Deliberation CVM 673/11 and IAS 34.

São Paulo, April 26, 2016.

BDO RCS Auditores Independentes SS

CRC 2SP 013846/O-1

Eduardo Affonso de Vasconcelos

Accountant — CRC-1SP166001/O-3

Francisco de Paula dos Reis Júnior

Accountant CRC 1 SP 139268/O-6

Fibria Celulose S.A.

Unaudited consolidated interim balance sheet at

In thousands of Reais

Assets	March 31, 2016	December 31, 2015

Current
Cash and cash equivalents (Note 7)	772,772	1,077,651
Marketable securities (Note 8)	835,595	1,411,864
Derivative financial instruments (Note 9)	69,654	26,795
Trade accounts receivable, net (Note 10)	630,253	742,352
Inventory (Note 11)	1,697,727	1,571,146
Recoverable taxes (Note 12)	807,112	462,487
Other assets	111,603	168,283

	4,924,716	5,460,578

Non-current
Marketable securities (Note 8)	68,891	68,142
Derivative financial instruments (Note 9)	299,564	273,694
Related parties receivables (Note 14)	10,677	11,714
Recoverable taxes (Note 12)	767,761	1,511,971
Advances to suppliers	647,146	630,562
Judicial deposits (Note 20)	196,306	195,344
Deferred taxes (Note 13)	1,685,042	2,399,213
Assets held for sale (Note 1(b))	598,257	598,257
Other assets	89,378	92,714

Investments (Note 15)	127,639	137,771
Biological assets (Note 16)	4,154,419	4,114,998
Property, plant and equipment (Note 17)	10,233,385	9,433,386
Intangible assets (Note 18)	4,612,877	4,505,634

	23,491,342	23,973,400

Total assets	28,416,058	29,433,978

Fibria Celulose S.A.

Unaudited consolidated interim balance sheet at

In thousands of Reais (continued)

	March 31, 2016	December 31, 2015
Liabilities and shareholders’ equity
Current
Loans and financing (Note 19)	777,540	1,072,877
Derivative financial instruments (Note 9)	233,517	302,787
Trade payables	604,805	668,017
Payroll, profit sharing and related charges	95,989	170,656
Taxes payable	131,270	564,439
Dividends payable	89,302	86,288
Other payables	229,208	90,235

	2,161,631	2,955,299

Non-current
Loans and financing (Note 19)	10,720,860	11,670,955
Derivative financial instruments (Note 9)	624,099	825,663
Deferred taxes (Note 13)	245,301	270,996
Provision for legal proceeds (Note 20)	175,817	165,325
Liabilities related to the assets held for sale (Note 1(b))	477,000	477,000
Other payables	236,411	253,420

	12,479,488	13,663,359

Total liabilities	14,641,119	16,618,658

Shareholders’ equity
Share capital	9,729,006	9,729,006
Share capital reserve	7,426	15,474
Treasury shares	(10,378)	(10,378)
Statutory reserves	1,632,588	1,639,901
Other reserves	1,378,365	1,378,365
Retained earnings	975,266

Equity attributable to shareholders of the Company	13,712,273	12,752,368

Equity attributable to non-controlling interests	62,666	62,952

Total shareholders’ equity	13,774,939	12,815,320

Total liabilities and shareholders’ equity	28,416,058	29,433,978

The accompanying notes are an integral part of these unaudited consolidated interim financial information.

Fibria Celulose S.A.

Unaudited consolidated interim statement of profit or loss

In thousands of Reais, except for the income per shares

	March 31, 2016	March 31, 2015

Revenues (Note 21)	2,394,759	1,997,066
Cost of sales (Note 23)	(1,419,828)	(1,272,265)

Gross profit	974,931	724,801

Selling expenses (Note 23)	(109,937)	(95,331)
General and administrative (Note 23)	(64,375)	(64,104)
Equity in results of joint-venture	(506)	790
Other operating income and expense, net (Note 23)	(10,042)	(29,259)

	(184,860)	(187,904)

Income before financial income and expenses	790,071	536,897

Financial income (Note 22)	56,275	36,542
Financial expenses (Note 22)	(170,048)	(110,430)
Result of derivative financial instruments, net (Note 22)	282,403	(548,797)
Foreign exchange loss and indexation charges, net (Note 22)	752,937	(1,123,125)

	921,567	(1,745,810)

Income (loss) before income taxes	1,711,638	(1,208,913)

Income taxes
Current (Note 13)	(42,114)	(59,858)
Deferred (Note 13)	(691,512)	702,778

Net income (loss) for the period	978,012	(565,993)

Attributable to
Shareholders of the Company	975,266	(569,360)

Non-controlling interest	2,746	3,367

Net income (loss) for the period	978,012	(565,993)

Basic earnings (loss) per share (in Reais) (Note 24(a))	1.76	(1.03)

Diluted earnings (loss) per share (in Reais) (Note 24(b))	1.76	(1.03)

The accompanying notes are an integral part of these unaudited consolidated interim financial information.

Fibria Celulose S.A.

Unaudited consolidated interim statement of comprehensive income

In thousands of Reais, except for the income per shares

	March 31, 2016	March 31, 2015

Net income (loss) for the period	978,012	(565,993)

Other comprehensive income
Items that may be subsequently reclassified to profit or loss
Foreign exchange effect on available-for-sale financial assets — Ensyn	(11,080)	14,071
Tax effect thereon	3,767	(4,784)

Total other comprehensive income (loss) for the period, net of taxes	(7,313)	9,287

Total comprehensive income (loss) for the period, net of taxes	970,699	(556,706)

Attributable to
Shareholders of the Company	967,953	(560,073)

Non-controlling interest	2,746	3,367

	970,699	(556,706)

The accompanying notes are an integral part of these unaudited consolidated interim financial information.

Fibria Celulose S.A.

Unaudited interim statement of changes in shareholders’ equity

In thousands of Reais, unless otherwise indicated

	Capital				Other reserves	Statutory reserves
	Capital	Share issuance costs	Capital reserve	Treasury shares	Other comprehensive income	Legal	Investments	Additional dividends proposed	Retained earnings (accumulated deficit)	Total	Non- controlling interest	Total

As at December 31, 2014	9,740,777	(11,771)	3,920	(10,346)	1,613,312	311,579	2,916,566			14,564,037	51,668	14,615,705

(Loss) net income									(569,360)	(569,360)	3,367	(565,993)
Other comprehensive income					9,287					9,287		9,287
					9,287				(569,360)	(560,073)	3,367	(556,706)
Transactions with shareholders
Stock option program			300							300		300

As at March 31, 2015	9,740,777	(11,771)	4,220	(10,346)	1,622,599	311,579	2,916,566		(569,360)	14,004,264	55,035	14,059,299

As at December 31, 2015	9,740,777	(11,771)	15,474	(10,378)	1,639,901	328,689	830,945	218,731		12,752,368	62,952	12,815,320

Net income									975,266	975,266	2,746	978,012
Other comprehensive loss					(7,313)					(7,313)		(7,313)
					(7,313)				975,266	967,953	2,746	970,699
Transactions with shareholders
Stock option program			(8,048)							(8,048)		(8,048)
Additional dividends declared - non-controlling interest - Portocel											(3,032)	(3,032)

As at December 31, 2015	9,740,777	(11,771)	7,426	(10,378)	1,632,588	328,689	830,945	218,731	975,266	13,712,273	62,666	13,774,939

The accompanying notes are an integral part of these unaudited consolidated interim financial information.

Fibria Celulose S.A.

Unaudited consolidated interim statement of cash flows

In thousands of Reais

	March 31, 2016	March 31, 2015

Income (loss) before income taxes	1,711,638	(1,208,913)

Adjusted by
Depreciation, depletion and amortization	429,091	433,779
Depletion of timber resources from forestry partnership programs	13,910	14,043
Foreign exchange losses, net	(752,937)	1,123,125
Change in fair value of derivative financial instruments	(282,403)	548,797
Equity in results of joint-venture	506	(790)
Loss on disposal of property, plant and equipment and biological assets, net	5,071	3,488
Interest and gain/losses from marketable securities	(34,864)	(14,046)
Interest expense	128,594	98,961
Impairment of recoverable taxes - ICMS, net	17,300	19,784
Stock option program	(8,048)	300
Provisions and other	4,120	(1,164)

Decrease (increase) in assets
Trade accounts receivable	69,247	39,857
Inventory	(87,112)	(115,083)
Recoverable taxes	382,465	(54,586)
Other assets/advances to suppliers	43,373	26,254

Increase (decrease) in liabilities
Trade payables	(60,133)	(61,634)
Taxes payable	(468,056)	(16,631)
Payroll, profit sharing and related charges	(74,668)	(58,366)
Other payables	132,235	9,544

Cash provided by operating activities	1,169,329	786,719

Interest received	56,055	16,635
Interest paid	(87,421)	(65,755)
Income taxes paid	(4,578)	(8,307)

Net cash provided by operating activities	1,133,385	729,292

Cash flows from investing activities
Acquisition of property, plant and equipment and intangible assets and forests	(1,403,209)	(340,075)
Advances for acquisition of timber from forestry partnership program	(33,275)	(16,041)
Subsidiary incorporation - Fibria Innovations		(11,630)
Marketable securities, net	554,329	25,780
Capital increase on joint-venture	(2,620)
Proceeds from sale of property, plant and equipment	1,704	4,374
Derivative transactions settled (Note 9(c))	(57,161)	(43,569)
Others		(10)

Net cash used in investing activities	(940,232)	(381,171)

Fibria Celulose S.A.

Unaudited consolidated interim statement of cash flows
In thousands of Reais (continued)

	March 31, 2016	March 31, 2015

Cash flows from financing activities
Borrowings	398,816	139,455
Repayments of principal	(843,078)	(456,237)
Dividends paid	(18)
Others	1,108	3,603

Net cash used in financing activities	(443,172)	(313,179)

Effect of exchange rate changes on cash and cash equivalents	(54,860)	70,664

Net increase (decrease) in cash and cash equivalents	(304,879)	105,606

Cash and cash equivalents at beginning of period	1,077,651	461,067

Cash and cash equivalents at end of period	772,772	566,673

The accompanying notes are an integral part of these unaudited consolidated interim financial information.

Fibria Celulose S.A.

Notes to the unaudited consolidated interim
financial information at March 31, 2016

In thousands of Reais, unless otherwise indicated

1                                        Operations and current developments

(a)                                General information

Fibria Celulose S.A. is incorporated under the laws of the Federal Republic of Brazil, as a publicly-held company. Fibria Celulose S.A. and its subsidiaries are referred to in this consolidated interim financial information as the “Company”, “Fibria”, or “we”. We have the legal status of a share corporation, operating under Brazilian corporate law. Our headquarter and principal executive officers are located in São Paulo, SP, Brazil.

We are listed on the stock exchange of São Paulo (BM&FBOVESPA) and the New York Stock Exchange (NYSE) and we are subject to the reporting requirements of the Brazilian Comissão de Valores Mobiliários (CVM) and the United States Securities and Exchange Commission (SEC).

Our activities are focused on the growth of renewable and sustainable forests and the manufacture and sale of bleached eucalyptus kraft pulp. Forests in formation are located in the States of São Paulo, Mato Grosso do Sul, Minas Gerais, Rio de Janeiro, Espírito Santo, Bahia and Rio Grande do Sul.

We operate in a single operating segment, which is the producing and selling of short fiber pulp, with our pulp production facilities located in the cities of Aracruz (State of Espírito Santo), Três Lagoas (State of Mato Grosso do Sul), Jacareí (State of São Paulo) and Veracel (State of Bahia) (jointly- controlled entity).

The pulp produced for export is delivered to customers by sea vessels on the basis of long-term contracts with the owners of these vessels, through the ports of Santos, located in the State of São Paulo (operated under a concession from Federal Government until 2017) and Barra do Riacho, located in the State of Espírito Santo (operated by our subsidiary Portocel - Terminal Especializado Barra do Riacho S.A.).

On December 9, 2015, we participated in the public auction nº 03/2015, promoted by “Agência Nacional de Transportes Aquaviários - ANTAQ”, a regulatory agency, for the leasing of the public areas and infrastructures for handling and storage of paper, pulp and general cargo, for 25 years (renewable for 25 years). The Company was awarded the contract based on its proposal for the Macuco Terminal (STS07), located in the port of Santos, State of São Paulo, in the amount of R$ 115,047, which the approval of the public auction and the adjudication were published in the Federal Official Gazette on March 2, 2016.

With the approval of the result and based on the standards ICPC 01 (R1) / IFRIC 12 - Service Concession Arrangements and OCPC 05 - Concession Contracts, the subsidiary Fibria Terminal de Celulose de Santos SPE S.A., recently incorporated by the Company for the administration of Macuco Terminal, recognized the amount of R$ 115,047 related to the grant concession rights into the group of “Intangible assets”, which will be amortized over the concession period, against an accounting payable for ANTAQ, recorded under “Other payables”, as current liabilities. The payment was made on April 14, 2016.

The main investments according to the contract include:

(i)        a new storage facility, handling and transshipment of cargo equipment, with static capacity of 75,000 tons at least, ensuring the movement of 1,800,000 tons of pulp bales per year; and,

(ii)     the implementation of new railway lines for access to port facilities.

Fibria Celulose S.A.

Notes to the unaudited consolidated interim
financial information at March 31, 2016

In thousands of Reais, unless otherwise indicated

The startup of the Terminal is expected for the second semester of 2017.

(b)                                Non-current assets held for sale

Losango project assets

On December 28, 2012, the Company and CMPC Celulose Riograndense Ltda. (“CMPC”) signed the definitive Purchase and Sale Agreement for the sale of all of the Losango project assets, comprising approximately 100 thousand hectares of land owned by Fibria and approximately 39 thousand hectares of planted eucalyptus and leased land, all located in the State of Rio Grande do Sul, in the amount of R$ 615 million.

Was received in advance the amount of R$ 477 million, recognized under “Advances received in relation to assets held for sale”. Another installment, amounting to R$ 140 million, was deposited in an escrow account and will be released to us once additional government approvals are obtained. In case of the approvals is not obtained after the period of 96 months, will be returned to CMPC the amount paid to us, plus interest and the escrow deposits made by CMPC will revert.

Since the signing of agreement with CMPC, we have taken action to obtain the approvals needed, such as the fulfillment of all conditions precedent, the partial renewal of the area operating license and filing the documentation required by the government agencies. We are confident that approval will be granted.

We have concluded that these assets should remain classified as “assets held for sale” as non-current assets as at March 31, 2016. However, the completion of the sale is not under our sole control and depends on various government approvals, which have been slower than expected.

The Losango assets did not generate any significant impact in the three-month period ended March 31, 2016 and 2015, since that at this moment, the result of the transaction has not been recognized.

(c)                                 Approval of the expansion plan of the Três Lagoas Unit

On May 14, 2015, the Board of Directors approved the Horizonte 2 Project for the construction of the second Três Lagoas pulp production line.

The Horizonte 2 Project, the construction of which has already started, consists of a new bleached eucalyptus pulp production line with a capacity of 1.85 million tons per year and an estimated investment of US$ 2.2 billion. The startup of the line is projected for the fourth quarter of 2017. Virtually all Horizonte 2 Project supply agreements for delivery and installation of equipment and related services had been contracted.

The Project is being financed from the Company’s operating cash flows and financing agreements under negotiation with financial institutions.

2                                        Presentation of consolidated interim financial information and summary of significant accounting policies

2.1                              Consolidated interim financial information - basis of preparation

The consolidated interim financial information have been prepared under the historical cost convention, as modified by available-for-sale financial assets, other assets and financial liabilities (including

Fibria Celulose S.A.

Notes to the unaudited consolidated interim
financial information at March 31, 2016

In thousands of Reais, unless otherwise indicated

derivative instruments) measured at fair value.

(a)                                Accounting policies adopted

The consolidated interim financial information has been prepared and is being presented in accordance with IAS 34 and Deliberation 673/11 issued by the Brazilian Securities and Exchange Commission (CVM), which approved the CPC 21(R1) - “Interim Financial Reporting” as issued by the International Accounting Standards Board (IASB) and the Accounting Statements Committee Standards (CPC), and disclose all (and only) the applicable significant information related to the financial statements, which is consistent with the information utilized by management in the performance of its duties.

The consolidated interim financial information should be read in conjunction with the audited financial statements for the year ended December 31, 2015, considering that its purpose is to provide an update on the activities, events and significant circumstances in relation to those presented in the annual financial statements.

The current accounting practices, which include the measurement principles for the recognition and valuation of the assets and liabilities, the calculation methods used in the preparation of this interim financial information and the estimates used, are the same as those used in the preparation of the most recent annual financial statements, except for the items related to the adoption of the new standards, amendments and interpretations issued by IASB and CVM, as detailed in Note 3 below.

(b)                                Approval of the consolidated interim financial information

The consolidated unaudited interim financial information was approved by the Board of Directors on April 26, 2016.

2.2                              Critical accounting estimates and assumptions

Estimates and assumptions are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Accounting estimates will seldom match the actual results. In the three-month period ended March 31, 2016, there were no significant changes in the estimates and assumptions which are likely to result in significant adjustments to the carrying amounts of assets and liabilities during the current period, compared to those disclosed in Note 3 to our most recent annual financial statements.

3                                        New standards, amendments and interpretations issued by IASB and CVM

The standards below have been issued and are effectives for future periods, as from January 1, 2018. We have not early adopted these standards.

Fibria Celulose S.A.

Notes to the unaudited consolidated interim
financial information at March 31, 2016

In thousands of Reais, unless otherwise indicated

Standard	Effective date	Main points introduced by the standard	Impacts of the adoption
IFRS 9 - Financial Instruments	January 1, 2018

The main change is that, in cases where the fair value option is taken for financial liabilities, the part of a fair value change which is due to an entity’s own credit risk is recorded in Other comprehensive income rather than the Statement of profit or loss.

The Company is currently assessing the impacts of the adoption.
IFRS 15 - Revenue recognition	January 1, 2018	This accounting standard establishes the accounting principles to determine and measure revenue and when the revenue should be recognized.	The Company is currently assessing the impacts of the adoption.
IFRS 16 - Leases	January 1, 2019

This accounting standard replaces the previous leases standard, IAS 17 Leases, and related interpretations and sets out the principles for the recognition, measurement, presentation and disclosure of leases for both parties to a contract, i.e., the customers (‘lessees’) and the suppliers (‘lessor’).
Lessees are required to recognize a lease liability reflecting future lease payments and a ‘right-of-use asset’ for virtually all lease contracts, except for certain short-term leases and leases of low-value assets. For lessors, the accounting stays almost the same and continues to classify its leases as operating leases or finance leases, and to account for those two types of leases differently.

The Company is currently assessing the impacts of the adoption.

There are no other IFRSs or IFRIC interpretations that are not yet effective that the Company expect to have a material impact on the Company’s financial position and results of operations.

4                                        Risk management

The risk management policies and financial risk factors disclosed in the annual financial statements (Note 4) as at December 31, 2015 did not show any significant changes. The Company’s financial liabilities which present liquidity risk are presented below by maturity (Note 4.1), exchange risk exposure (Note 4.2), sensitivity analysis (Note 5) and fair value estimates (Note 6), which was considered relevant by Fibria’s management to be accompanied quarterly.

4.1                              Liquidity risk

The table below presents the financial liabilities into relevant maturity groupings based on the remaining period from the balance sheet date to the contractual maturity date. The amounts disclosed in the table are the contractual undiscounted cash flows and as such they differ from the amounts presented in the consolidated balance sheet.

Fibria Celulose S.A.

Notes to the unaudited consolidated interim
 financial information at March 31, 2016

In thousands of Reais, unless otherwise indicated

	Less than one year	Between one and two years	Between two and five years	Over five years

At March 31, 2016
Loans and financing	1,012,607	3,630,493	6,751,637	2,581,292
Derivative instruments	226,184	382,481	615,821
Trade and other payables	834,014	58,136	40,922	33,544

	2,072,805	4,071,110	7,408,380	2,614,836

At December 31, 2015
Loans and financing	1,358,138	4,451,707	7,326,394	2,817,802
Derivative instruments	319,954	560,572	902,136
Trade and other payables	758,252	68,327	44,902	39,556

	2,436,344	5,080,606	8,273,432	2,857,358

4.2                              Foreign exchange risk

	March 31, 2016	December 31, 2015

Assets in foreign currency
Cash and cash equivalents (Note 7)	764,604	1,068,180
Trade accounts receivable (Note 10)	544,247	674,224

	1,308,851	1,742,404

Liabilities in foreign currency
Loans and financing (Note 19)	8,999,763	10,215,115
Trade payables	67,820	76,304
Derivative financial instruments (Note 9(a))	727,897	1,081,533

	9,795,480	11,372,952

Liability exposure	(8,486,629)	(9,630,548)

5                                        Sensitivity analysis

Sensitivity analysis of changes in foreign currency

The evaluation of the Company’s significant risk factor of the U.S. Dollar exposure uses the period of three months, consistent with our policy. We considered as the probable scenario the fair value considering the market yield as at March 31, 2016.

The probable scenario is the closing exchange rate at the date of these consolidated interim financial information (R$ x USD = 3.5589). As the amounts have already been recognized in the consolidated financial statement, there are no additional effects in the Statement of profit or loss in this scenario. In the “Possible” and “Remote” scenarios, the U.S. Dollar is deemed to appreciate/depreciate by 25% and 50%, before tax, when compared to the “Probable” scenario:

Fibria Celulose S.A.

Notes to the unaudited consolidated interim
financial information at March 31, 2016

In thousands of Reais, unless otherwise indicated

	Impact of an appreciation/depreciation of the real against the U.S. Dollar on the fair value - absolute amounts
	Possible (25%)	Remote (50%)

Derivative financial instruments	738,593	1,534,601
Loans and financing	2,085,345	4,170,690
Cash and cash equivalents	147,724	295,447

Sensitivity analysis in changes in interest rate

We adopted as the probable scenario the fair value considering the market yield as at March 31, 2016. As the amounts have already been recognized in the consolidated interim financial information, there are no additional effects in the Statement of profit or loss in this scenario. In the “Possible” and “Remote” scenarios, the interest rates are deemed to increase/decrease by 25% and 50%, respectively, before tax, when compared to the “Probable” scenario:

	Impact of an increase/decrease of the interest rate on the fair value - absolute amounts
	Possible (25%)	Remote (50%)

Loans and financing
LIBOR	495	1,088
Currency basket	1,920	3,837
TJLP	1,658	3,292
Interbank Deposit Certificate (CDI)	1,498	2,956

Derivative financial instruments
LIBOR	45	10,480
TJLP	8,965	7,540
Interbank Deposit Certificate (CDI)	48,664	82,627

Marketable securities (a)
Interbank Deposit Certificate (CDI)	2,938	5,678

(a)           Only marketable securities indexed to post-fixed rate were considered in the sensitivity analysis above.

Sensitivity analysis in changes in the United States Consumer Price Index - US-CPI

To calculate the “Probable” scenario, we used the US-CPI index at March 31, 2016. The “Probable” scenario was stressed considering an additional increase/decrease of 25% and 50% in the US-CPI.

	Impact of an appreciation of the US-CPI at the fair value - absolute amounts
	Possible (25%)	Remote (50%)

Embedded derivative in forestry partnership and standing timber supply agreements	117,820	242,298

Fibria Celulose S.A.

Notes to the unaudited consolidated interim
financial information at March 31, 2016

In thousands of Reais, unless otherwise indicated

6             Fair value estimates

In the three-month period ended March 31, 2016, there were no changes in the criteria of classification of the assets and liabilities in the levels of the fair value hierarchy when compared to the criteria used in the classification of those instruments disclosed in Note 6 to our most recent annual financial statements as at December 31, 2015.

	March 31, 2016
	Level 1	Level 2	Level 3	Total

Recurring fair value measurements
Assets
At fair value through profit and loss
Derivative financial instruments (Note 9)		369,218		369,218
Warrant to acquire Ensyn’s shares (Note 15)			16,228	16,228
Marketable securities (Note 8)	44,673	784,677		829,350

Available for sale financial assets
Other investments — fair value method - Ensyn (Note 15)			108,546	108,546

Biological asset (Note 16)			4,154,419	4,154,419

Total assets	44,673	1,153,895	4,279,193	5,477,761

Liabilities
At fair value through profit and loss
Derivative financial instruments (Note 9)		(857,616)		(857,616)

Total liabilities		(857,616)		(857,616)

	December 31, 2015
	Level 1	Level 2	Level 3	Total

Recurring fair value measurements
Assets
At fair value through profit and loss
Derivative financial instruments (Note 9)		300,489		300,489
Warrant to acquire Ensyn’s shares (Note 15)			11,949	11,949
Marketable securities (Note 8)	40,364	1,365,478		1,405,842

Available for sale financial assets
Other investments — fair value method - Ensyn (Note 15)			125,071	125,071

Biological asset (Note 16)			4,114,998	4,114,998

Total assets	40,364	1,665,967	4,252,018	5,958,349

Liabilities
At fair value through profit and loss
Derivative financial instruments (Note 9)		(1,128,450)		(1,128,450)

Total liabilities		(1,128,450)		(1,128,450)

There were no transfers between levels 1, 2 and 3 during the periods presented.

Fibria Celulose S.A.

Notes to the unaudited consolidated interim
financial information at March 31, 2016

In thousands of Reais, unless otherwise indicated

6.1          Fair value of loans and financing

The fair value of loans and financing, which are measured at amortized cost in the balance sheet, is estimated as follows: (a) bonds, for which fair value is based on the observed quoted price in the market (based on an average of closing prices provided by Bloomberg), and (b) for the other financial liabilities that do not have a secondary market, or for which the secondary market is not active, fair value is estimated by discounting the future contractual cash flows by current market interest rates, also considering the Company’s credit risk. The fair value of loans and financing are classified as Level 2 on the fair value hierarchy. The following table presents the fair value of loans and financing:

Fibria Celulose S.A.

Notes to the unaudited consolidated interim
financial information at March 31, 2016

In thousands of Reais, unless otherwise indicated

	Yield used to discount (*)	March 31, 2016	December 31, 2015

Quoted in the secondary market
In foreign currency
Bonds - VOTO IV		347,648	387,939
Bonds - Fibria Overseas		2,080,633	2,237,193
Estimated based on discounted cash flow
In foreign currency
Export credits (Pre-payments)	LIBOR USD	5,800,602	6,831,364
Export credits (ACC/ACE)	DDI		46,445
In local currency
BNDES — TJLP	Brazilian interbank rate (DI 1)	815,442	809,793
BNDES — Fixed rate	Brazilian interbank rate (DI 1)	107,000	107,797
BNDES — Selic	Brazilian interbank rate (DI 1)	13,530	11,110
Currency basket	Brazilian interbank rate (DI 1)	541,284	549,246
CRA	Brazilian interbank rate (DI 1)	665,827	658,573
FINEP	Brazilian interbank rate (DI 1)	2,016	2,063
FINAME	Brazilian interbank rate (DI 1)	3,886	4,951
NCE in Reais	Brazilian interbank rate (DI 1)	691,160	694,859
Midwest Fund	Brazilian interbank rate (DI 1)	19,047	21,303

		11,088,075	12,362,636

(*) Used to calculate the present value of the loans.

6.2          Fair value measurement of derivative
financial instruments (including embedded derivative)

The Company estimates the fair value of its derivative financial instruments and acknowledges that it may differ from the amounts payable/receivable in the event of early settlement of the instrument. This difference results from factors such as liquidity, spreads or the intention of early settlement from the counterparty, among others. The amounts estimated by management are also compared with the Mark-to-Market (MtM) provided as reference by the banks (counterparties) and with the estimates performed by an independent financial advisor.

A summary of the methodologies used for purposes of determining fair value by type of instrument is presented below.

•    Swap contracts - the present value of both the asset and liability legs are estimated through the discount of forecasted cash flows using the observed market interest rate for the currency in which the swap is denominated, considering both of Fibria’s and counterpart credit risk. The contract fair value is the difference between the asset and liability. Only exception is the TJLP x US$ swap, where the cash flow of the asset leg (TJLP x fixed) are projected using a stable yield, as current TJLP value, during the duration of the swap contract, obtained from Banco Nacional de Desenvolvimento Econômico e Social (“BNDES”).

•    Options (Zero Cost Collar) - the fair value was calculated based on the Garman-Kohlhagen model, considering both of Fibria’s and counterpart credit risk. Volatility information and interest rates are observable and obtained from BM&FBOVESPA exchange information to calculate the fair values.

•    Swap US-CPI - the cash flow of the liability position is projected using the yield of the US-CPI index, obtained through the implicit rates in the American titles indexed to the inflation rate (TIPS), issued by the Bloomberg. The cash flow of the asset position is projected using the fixed rate established in

Fibria Celulose S.A.

Notes to the unaudited consolidated interim
financial information at March 31, 2016

In thousands of Reais, unless otherwise indicated

the embedded derivative instrument. The fair value of the embedded derivative instrument is the present value of the difference between both positions.

The yield curves used to calculate the fair value in March 31, 2016 are as follows:

Interest rate curves
Brazil		United States		Dollar coupon
Vertex	Rate (p.a.) - %	Vertex	Rate (p.a.) - %	Vertex	Rate (p.a.) - %
1M	14.14	1M	0.41	1M	11.14
6M	14.03	6M	0.68	6M	4.30
1Y	13.80	1Y	0.74	1Y	3.81
2Y	13.78	2Y	0.84	2Y	3.47
3Y	13.89	3Y	0.96	3Y	3.50
5Y	13.92	5Y	1.18	5Y	4.19
10Y	14.23	10Y	1.67	10Y	4.73

7             Cash and cash equivalents

	Average yield p.a. - %	March 31,2016	December 31, 2015

Cash and banks		178,257	196,274
Fixed-term deposits
Local currency	99.6 of CDI	3,620	3,985
Foreign currency (i)	0.23	590,895	877,392

		772,772	1,077,651

(i) Mainly Time Deposit maturing within 90 days.

The decrease of R$ 304,879 in the three-month period ended March 31, 2016 refers, mainly, to the payments made to suppliers regarding to the Horizonte 2 Project.

8             Marketable securities

	Average yield p.a.- %	March 31, 2016	December 31, 2015

In local currency
Brazilian Federal provision fund	80 of CDI	219	250
Brazilian Federal Government securities
At fair value through profit and loss	90.87 of CDI	44,673	40,364
Held to maturity (i)	6 and 90.87 of CDI	74,917	73,914
Private securities (repurchase agreements)	100 of CDI	784,677	1,365,478

Marketable securities		904,486	1,480,006

Current		835,595	1,411,864

Non-Current		68,891	68,142

(i)   The yield of 6% p.a. refers to the agrarian debt bonds and the yield of 90.87% of CDI refers to the investment fund - Pulp.

Fibria Celulose S.A.

Notes to the unaudited consolidated interim
financial information at March 31, 2016

In thousands of Reais, unless otherwise indicated

The decrease of R$ 575,520 in the three-month period ended March 31, 2016 refers, mainly, to the payments made to suppliers regarding to the Horizonte 2 Project.

9             Derivative financial instruments (including embedded derivative)

(a)           Derivative financial instruments by type

	Reference value (notional) - in U.S Dollars		Fair value
Type of derivative	March 31, 2016	December 31, 2015	March 31, 2016	December 31, 2015

Instruments contracted of economic hedge strategy
Operational hedge
Cash flow hedges of exports
Zero cost collar	995,000	310,000	87,758	(8,627)

Hedges of debts
Hedges of interest rates
Swap LIBOR x Fixed (USD)	620,995	622,907	(28,930)	(8,902)

Hedges of foreign currency
Swap DI x US$ (USD)	354,943	358,607	(492,301)	(648,052)
Swap TJLP x US$ (USD)	80,307	98,287	(157,836)	(230,433)
Swap Pre x US$ (USD)	103,698	112,107	(136,588)	(185,519)

			(727,897)	(1,081,533)

Embedded derivative in forestry partnership and standing timber supply agreements (*)
Swap of US-CPI	846,571	857,710	239,499	253,572

			(488,398)	(827,961)

Classified
In current assets			69,654	26,795
In non-current assets			299,564	273,694
In current liabilities			(233,517)	(302,787)
In non-current liabilities			(624,099)	(825,663)

Total, net			(488,398)	(827,961)

(*) The embedded derivative is a swap of the US-CPI variations during the term of the Forestry Partnership and Standing Timber Supply Agreements.

Fibria Celulose S.A.

Notes to the unaudited consolidated interim
financial information at March 31, 2016

In thousands of Reais, unless otherwise indicated

(b)           Derivative financial instruments of economic

hedge strategy by type and broken down by

nature of the exposure

	Reference value (notional) - in currency of origin			Fair value
Type of derivative and protected risk	Currency	March 31, 2016	December 31, 2015	March 31, 2016	December 31, 2015

Swap contracts - Hedge of debts
Asset
LIBOR to fixed	US$	620,995	622,907	2,119,196	2,308,517
Real CDI to USD	R$	691,521	698,559	1,069,976	1,058,346
Real TJLP to USD	R$	130,882	159,938	128,470	153,963
Real Pre to USD	R$	219,732	236,072	178,490	182,240
Liability
LIBOR to fixed	US$	620,995	622,907	(2,148,126)	(2,317,419)
Real CDI to USD	US$	354,943	358,607	(1,562,277)	(1,706,398)
Real TJLP to USD	US$	80,307	98,287	(286,306)	(384,396)
Real Pre to USD	US$	103,698	112,107	(315,078)	(367,759)

Total of swap contracts				(815,655)	(1,072,906)

Options - Cash flow hedge
Zero cost collar	US$	995,000	310,000	87,758	(8,627)

				(727,897)	(1,081,533)

(c)           Derivative financial instruments by type of
economic hedge strategy contracts

	Fair value		Value (paid) or received
Type of derivative	March 31, 2016	December 31, 2015	March 31, 2016	December 31, 2015

Operational hedge
Cash flow hedge of exports	87,758	(8,627)		(125,107)
Hedge of debts
Hedge of interest rates	(28,930)	(8,902)	(5,632)	(15,333)
Hedge of foreign currency	(786,725)	(1,064,004)	(51,529)	(279,191)

	(727,897)	(1,081,533)	(57,161)	(419,631)

Fibria Celulose S.A.

Notes to the unaudited consolidated interim
financial information at March 31, 2016

In thousands of Reais, unless otherwise indicated

(d)           Fair value and counterparty by maturity

date of economic hedge strategy contracts

	March 31, 2016	December 31, 2015

2016	(148,542)	(281,423)
2017	(250,692)	(396,982)
2018	(226,265)	(280,340)
2019	(64,562)	(76,408)
2020	(37,836)	(46,380)

	(727,897)	(1,081,533)

Fair value does not necessarily represent the cash required to immediately settle each contract, as such disbursement will only be made on the date of maturity of each transaction, when the final settlement amount will be determined.

The outstanding contracts at March 31, 2016 are not subject to margin calls or anticipated liquidation clauses resulting from mark-to-market variations. All operations are over-the-counter and registered at CETIP (a clearing house).

10           Trade accounts receivable

	March 31, 2016	December 31, 2015

Domestic customers	93,099	75,281
Export customers	544,247	674,224

	637,346	749,505

Allowance for doubtful accounts	(7,093)	(7,153)

	630,253	742,352

In the three-month period ended March 31, 2016, we made some credit assignment without recourse for certain customers’ receivables, in the amount of R$ 1,491,364 (R$ 1,788,970 at December 31, 2015), that were derecognized from accounts receivable in the balance sheet.

Fibria Celulose S.A.

Notes to the unaudited consolidated interim
financial information at March 31, 2016

In thousands of Reais, unless otherwise indicated

11           Inventory

	March 31, 2016	December 31, 2015

Finished goods at plants/warehouses
Brazil	209,742	155,286
Abroad	796,140	731,498
Work in process	16,228	12,935
Raw materials	530,459	520,445
Supplies	143,882	150,838
Imports in transit	1,276	144

	1,697,727	1,571,146

12           Recoverable taxes

	March 31, 2016	December 31, 2015

Withholding tax and prepaid Income Tax (IRPJ) and Social Contribution (CSLL)	855,174	762,743
Value-added Tax on Sales and Services (ICMS) on purchases of property, plant and equipment	23,643	26,235
Value-added Tax on Sales and Services (ICMS and IPI) on purchases of raw materials and supplies	990,376	978,399
Federal tax credits		356,058
Credit related to Reintegra Program	91,845	91,145
Social Integration Program (PIS) and Social Contribution on Revenue (COFINS) Recoverable	598,435	727,210
Provision for the impairment of ICMS credits	(984,600)	(967,332)

	1,574,873	1,974,458

Current	807,112	462,487

Non-current	767,761	1,511,971

During the three-month period ended March 31, 2016, there were no relevant changes to our expectations regarding the recoverability of the tax credits presented in this note and the Note 14 to the most recent annual financial statements.

13           Income taxes

The Company and the subsidiaries located in Brazil are taxed based on their taxable income. The subsidiaries located outside of Brazil use methods established by the respective local jurisdictions. Income taxes have been calculated and recorded considering the applicable statutory tax rates enacted at the balance sheet date.

The Company still believes in the previsions of the International Double Taxation Treaties signed by Brazil. However, as the final decision regarding its applicability is still pending on the Supreme Court (Supremo Tribunal Federal — STF), nowadays the Company taxes the foreign profits according to the Law 12,973/14.

Fibria Celulose S.A.

Notes to the unaudited consolidated interim
financial information at March 31, 2016

In thousands of Reais, unless otherwise indicated

The Law 12,973/14 revoked the article 74 of Provisional Measure 2,158/01. The law determines that the adjustment in the value of the investment, in the direct or indirect controlled company, domiciled abroad, equivalent to its profits before tax, except for the foreign exchange, must be computed in the taxation basis of the corporate income tax and social contribution over profits of  the controller company domiciled in Brazil, at the end of the fiscal year. The repatriation of these profits in subsequent years will not be subject to taxation in Brazil. The Company has provisions regarding the Corporate Income Tax of the subsidiaries on an accrual basis.

(a)           Deferred taxes

	March 31, 2016	December 31, 2015

Tax loss carryforwards (i)	60,531	54,888
Provision for legal proceeds	125,505	119,924
Sundry provisions (impairment, operational and other)	570,943	637,176
Results of derivative contracts - payable on a cash basis for tax purposes	166,055	281,507
Exchange losses (net) - payable on a cash basis for tax purposes	1,992,283	2,396,243
Tax amortization of the assets acquired in the business combination - Aracruz	98,781	99,196
Actuarial gains on medical assistance plan (SEPACO)	3,743	3,743
Income tax and social contribution from foreign-domiciled subsidiaries under IFRS	(411,487)	(338,315)
Tax accelerated depreciation	(14,663)	(7,324)
Reforestation costs already deducted for tax purposes	(400,441)	(387,568)
Fair values of biological assets	(165,974)	(174,450)
Tax benefit of goodwill - goodwill not amortized for accounting purposes	(559,116)	(536,752)
Other provisions	(26,419)	(20,051)

Total deferred taxes asset, net	1,439,741	2,128,217

Deferred taxes - asset (net by entity)	1,685,042	2,399,213

Deferred taxes - liability (net by entity)	245,301	270,996

(i)	The balance as at March 31, 2016 is presented net of R$ 332,348 (R$ 346,291 as at December 31, 2015) related to the provision for impairment for foreign tax losses.

Fibria Celulose S.A.

Notes to the unaudited consolidated interim
financial information at March 31, 2016

In thousands of Reais, unless otherwise indicated

Changes in the net balance of deferred income tax are as follows:

	March 31, 2016	December 31, 2015

At the beginning of the period	2,128,217	924,308
Tax loss carryforwards	5,643	(137,759)
Temporary differences from provisions	(60,652)	198,028
Provision for tax on investments in foreign-domiciled subsidiaries	(73,172)	(312,338)
Derivative financial instruments taxed on a cash basis	(115,452)	139,569
Amortization of goodwill	(22,779)	(92,598)
Reforestation costs	(20,212)	(36,605)
Exchange losses (net) taxed on a cash basis	(403,960)	1,483,024
Fair value of biological assets	8,476	(21,430)
Actuarial losses on medical assistance plan (SEPACO)(*)		(2,866)
Other	(6,368)	(13,116)

At the end of the period	1,439,741	2,128,217

(*) Deferred taxes related to the other comprehensive income.

(b)           Reconciliation of taxes on income

	March 31, 2016	March 31, 2015

Income (loss) before tax	1,711,638	(1,208,913)

Income tax and social contribution benefit (expense) at statutory nominal rate - 34%	(581,957)	411,030

Reconciliation to effective expense:
Equity in results of joint-venture	(172)	269
Credit from Reintegra Program	507	8,400
Benefits to directors	(7,726)	(5,587)
Difference in tax rates of foreign subsidiaries		32
Foreign exchange effects on foreign subsidiaries (i)	(138,221)	225,182
Other, mainly non-deductible provisions	(6,057)	3,594

Income tax and social contribution benefit (expense) for the period	(733,626)	642,920

Effective rate - %	42.9	53.2

(i)

Relates to net foreign exchange gains recognized by our foreign subsidiaries that use the real as the functional currency. As the real is not used for tax purposes in the foreign country this net foreign exchange gain is not recognized for tax purposes in the foreign country nor will it ever be subject to tax in Brazil.

14           Significant transactions and balances with related parties

(a)           Related parties

The Company is governed by a Shareholders Agreement entered into between Votorantim S.A., which holds 29.42% of our shares, and BNDES Participações S.A. (“BNDESPAR”), which holds 29.08% of our

Fibria Celulose S.A.

Notes to the unaudited consolidated interim
financial information at March 31, 2016

In thousands of Reais, unless otherwise indicated

shares (together the “Controlling Shareholders”). The Company’s commercial and financial transactions with its subsidiaries, companies of the Votorantim Group and other related parties are carried out at normal market prices and conditions, based on usual terms and rates applicable to third parties.

In the three-month period ended March 31, 2016, there were no significant changes in the terms of the contracts, agreements and transactions, and there were no new contracts, agreements or transactions with distinct nature between the Company and its related parties when compared to the transactions disclosed in Note 16 to the most recent financial statements as at December 31, 2015.

(i)            Balances recognized in assets and liabilities

	Balances receivable (payable)
	Nature	March 31, 2016	December 31, 2015

Transactions with controlling shareholders
Votorantim S.A.	Rendering of services		(9)
Votorantim S.A.	Land leases		(851)
BNDES	Financing	(1,725,007)	(1,851,408)

		(1,725,007)	(1,852,268)

Transactions with Votorantim Group companies
Votorantim S.A.	Financing	10,677	11,714
Votener - Votorantim Comercializadora e Energia	Energy supplier	777	6,937
Banco Votorantim S.A.	Investments		32,806
Banco Votorantim S.A.	Financial instruments	2,109	(1,066)
Votorantim Cimentos S.A.	Energy supplier		517
Votorantim Cimentos S.A.	Input supplier	(3)	(50)
Polimix Concreto Ltda.	Input supplier		(143)
Votorantim Siderurgia	Standing wood supplier	(416)	(4,164)
Pedreira Pedra Negra	Input supplier	(13)	(21)
Votorantim Metais Ltda.	Chemical products supplier	(1,000)	(277)
Companhia Brasileira de Alumínio - CBA	Land leases	(695)	(695)

		11,436	45,558

Net		(1,713,571)	(1,806,710)

Presented in the following lines
In assets
Marketable securities (Note 8)			32,806
Derivative financial instruments (Note 9)		2,109
Related parties - non-current		10,677	11,714
Other assets - current		777	7,454
In liabilities
Loans and financing (Note 19)		(1,725,007)	(1,851,408)
Derivative financial instruments (Note 9)			(1,066)
Suppliers		(2,127)	(6,210)

		(1,713,571)	(1,806,710)

Fibria Celulose S.A.

Notes to the unaudited consolidated interim
financial information at March 31, 2016

In thousands of Reais, unless otherwise indicated

(ii)          Amounts transacted in the period

	Nature	March 31, 2016	March 31, 2015

Transactions with controlling shareholders
Votorantim S.A.	Rendering of services	(2,650)	(2,747)
BNDES	Financing	15,460	(136,336)

		12,810	(139,083)

Transactions with Votorantim Group Companies
Votorantim S.A.	Financing	(1,037)	1,655
Votener - Votorantim Comercializadora de Energia	Energy supplier	3,004	28,586
Banco Votorantim S.A.	Investments	951	10
Banco Votorantim S.A.	Financial instruments	2,062	(4,513)
Votorantim Cimentos S.A.	Energy supplier	1,923	1,425
Votorantim Cimentos S.A.	Input supplier	(23)	(32)
Votorantim Cimentos S.A.	Sales of wood		848
Sitrel Siderurgia Três Lagoas	Energy supplier	1,599
Pedreira Pedra Negra	Input supplier	(57)	(89)
Votorantim Metais Ltda.	Chemical products supplier	(3,151)	(1,058)
Votorantim Metais Ltda.	Land leases		(2,318)
Companhia Brasileira de Alumínio (CBA)	Land leases	(128)	(117)

		5,143	24,397

(b)           Key management compensation

The remuneration expenses of the Fibria’s officers and directors, including all benefits, are summarized as follows:

	March 31, 2016	March 31, 2015

Benefits to officers and directors (i)	1,234	9,536
Benefit program - Phantom Stock Options and Stock Options plans	(10,794)	2,208

	(9,560)	11,744

(i)	Benefits to officers and directors include fixed compensation, social charges, profit sharing program and the variable compensation program.

The amount of R$ 9,560 in the three-month period ended March 31, 2016, was impacted by the change in the Company’s stock price, which is considered for the valuation of the variable compensation program and benefit program (Phantom Stock Options and Stock Options plans) existing.

Benefits to key management do not include the compensation for the Statutory Audit Committee, Finance, Compensation and Sustainability Committees’ members of R$ 247 for the three-month period ended March 31, 2016 (R$ 248 for the three-month period ended March 31, 2015).

Fibria Celulose S.A.

Notes to the unaudited consolidated interim
financial information at March 31, 2016

In thousands of Reais, unless otherwise indicated

The Company does not have any other post-employment plans and does not offer any other benefits, such as additional paid leave for time of service.

The balances to be paid to the Company’s officers and directors are recorded as follows:

	March 31, 2016	December 31, 2015

Current liability
Payroll, profit sharing and related charges	12,862	37,563

Non-current liability
Other payables	5,689	9,401

Shareholders’ equity
Capital reserve	3,454	9,329

	22,005	56,293

15           Investments

	March 31, 2016	December 31, 2015

Investment in joint-venture - equity method	2,865	751
Other investments - at fair value (i)	124,774	137,020

	127,639	137,771

(i)	Fair value change in our interest in Ensyn was not significant in the three-month period ended March 31, 2016. The decrease in the balance refers to the foreign currency effect on the investment.

None of the subsidiaries and jointly-operated entities has publicly traded shares.

The provisions and contingent liabilities related to the entities of the Company are described in Note 20.

Additionally, the Company does not have any significant restriction or commitments with regards to its associates and joint-venture.

Fibria Celulose S.A.

Notes to the unaudited consolidated interim
financial information at March 31, 2016

In thousands of Reais, unless otherwise indicated

16           Biological assets

	March 31, 2016	December 31, 2015

At the beginning of the period	4,114,998	3,707,845

Additions	291,390	1,344,355
Harvests in the year (depletion)	(251,969)	(1,102,725)
Change in fair value - step up		184,583
Disposals / provision for disposals		(19,063)
Transfer (i)		3

At the end of the period	4,154,419	4,114,998

(i) Includes transfers between biological assets and property, plant and equipment.

Fibria Celulose S.A.

Notes to the unaudited consolidated interim
financial information at March 31, 2016

In thousands of Reais, unless otherwise indicated

17                                  Property, plant and equipment

	Land	Buildings	Machinery, equipment and facilities	Property, plant and equipment in progress (i)	Other	Total

At December 31, 2014	1,200,512	1,358,716	6,457,787	217,627	18,091	9,252,733
Additions	453,775	335	3,640	553,291	1,903	1,012,944
Disposals	(17,367)	(6,056)	(16,005)		(887)	(40,315)
Depreciation		(112,005)	(653,595)		(14,368)	(779,968)
Acquisition of assets - Fibria Innovations			4,212			4,212
Transfers and others (ii)		50,294	184,508	(303,900)	52,878	(16,220)

At December 31, 2015	1,636,920	1,291,284	5,980,547	467,018	57,617	9,433,386
Additions		245	147	995,782	573	996,747
Disposals		(1,169)	(4,067)		(215)	(5,451)
Depreciation		(29,974)	(163,167)		(4,166)	(197,307)
Transfers and others (ii)		24,065	48,212	(67,385)	1,118	6,010

At December 31, 2015	1,636,920	1,284,451	5,861,672	1,395,415	54,927	10,233,385

(i)        Includes the amount of R$ 1,184,143 regarding the Horizonte 2 Project.

(ii)     Includes transfers between property, plant and equipment, biological assets, intangible assets and inventory.

Fibria Celulose S.A.

Notes to the unaudited consolidated interim
 financial information at March 31, 2016

In thousands of Reais, unless otherwise indicated

18                                 Intangible assets

	March 31, 2016	December 31, 2015

At the beginning of the period	4,505,634	4,552,103
Additions	115,072	8
Amortization	(17,030)	(76,021)
Disposals	(98)	(67)
Transfers and others (*)	9,299	29,611

At the end of the period	4,612,877	4,505,634

Composed by
Goodwill — Aracruz	4,230,450	4,230,450
Systems development and deployment	35,693	28,677
Concession right — Macuco Terminal (Note 1(a))	115,047
Acquired from business combination
Databases	125,400	136,800
Relationships with suppliers	90,235	92,812
Chemical products
Other	16,052	16,895

	4,612,877	4,505,634

(*)    Includes transfers between property, plant and equipment and intangible assets.

Fibria Celulose S.A.

Notes to the unaudited consolidated interim

financial information at March 31, 2016

In thousands of Reais, unless otherwise indicated

19                                 Loans and financing

(a)                                Breakdown of the balance by type of loan

		Average annual	Current		Non-current		Total
Type/purpose	Interest rate	interest rate - %	March 31, 2016	December 31, 2015	March 31, 2016	December 31, 2015	March 31, 2016	December 31, 2015

In foreign currency
BNDES - currency basket	UMBNDES	6.4	69,915	78,632	588,795	652,610	658,710	731,242
Bonds - US$	Fixed	5.6	49,076	15,801	2,449,207	2,686,105	2,498,283	2,701,906
Export credits (prepayment)	LIBOR	2.4	316,463	595,795	5,526,307	6,141,049	5,842,770	6,736,844
Export credits (ACC/ACE)	Fixed	2.8		45,123				45,123

			435,454	735,351	8,564,309	9,479,764	8,999,763	10,215,115

In Reais
BNDES	TJLP	10.3	176,302	186,937	739,559	776,421	915,861	963,358
BNDES	Fixed	5.5	30,079	29,745	92,791	100,460	122,870	130,205
BNDES	Selic	7,8	29	18	27,537	26,585	27,566	26,603
FINAME	TJLP/Fixed	3.5	2,550	3,236	1,671	2,226	4,221	5,462
CRA	CDI	13.8	36,253	16,687	662,639	659,275	698,892	675,962
NCE	CDI	14.4	84,843	88,855	622,280	613,177	707,123	702,032
Midwest Region Fund (FCO and FINEP)	Fixed	8.0	12,030	12,048	10,074	13,047	22,104	25,095

			342,086	337,526	2,156,551	2,191,191	2,498,637	2,528,717

			777,540	1,072,877	10,720,860	11,670,955	11,498,400	12,743,832

Interest			139,198	94,172	123,163	109,658	262,361	203,830
Short-term borrowing				44,905				44,905
Long-term borrowing			638,342	933,800	10,597,697	11,561,297	11,236,039	12,495,097

			777,540	1,072,877	10,720,860	11,670,955	11,498,400	12,743,832

The average rates were calculated based on the forward yield curve of benchmark rates to which the loans are indexed, weighted through the maturity date for each installment, including the issuing/contracting costs, when applicable.

Fibria Celulose S.A.

Notes to the unaudited consolidated interim

financial information at March 31, 2016

In thousands of Reais, unless otherwise indicated

(b)                                Breakdown by maturity

	2017	2018	2019	2020	2021	2022	2023	2024	Total

In foreign currency
BNDES - currency basket	68,320	74,444	60,460	166,144	174,849	39,817	4,761		588,795
Bonds - US$				339,962				2,109,245	2,449,207
Export credits (prepayment)	381,713	1,264,649	2,686,684	395,619	797,642				5,526,307

	450,033	1,339,093	2,747,144	901,725	972,491	39,817	4,761	2,109,245	8,564,309

In Reais
BNDES - TJLP	122,969	118,033	88,279	153,842	165,261	53,623	25,174	12,378	739,559
BNDES - Fixed rate	23,506	30,406	24,302	12,410	2,000	167			92,791
BNDES - Selic						1,165	13,984	12,388	27,537
FINAME	1,504	167							1,671
CRA					662,639				662,639
NCE	273,661	262,170	43,225	43,224					622,280
Midwest Region Fund (FCO and FINEP)	8,920	659	495						10,074

	430,560	411,435	156,301	209,476	829,900	54,955	39,158	24,766	2,156,551

	880,593	1,750,528	2,903,445	1,111,201	1,802,391	94,772	43,919	2,134,011	10,720,860

Fibria Celulose S.A.

Notes to the unaudited consolidated interim

financial information at March 31, 2016

In thousands of Reais, unless otherwise indicated

(c)                                 Breakdown by currency

	March 31, 2016	December 31, 2015

Real	2,471,071	2,502,114
U.S. Dollar	8,341,053	9,483,873
Selic	27,566	26,603
Currency basket	658,710	731,242

	11,498,400	12,743,832

(d)                                Roll forward

	March 31, 2016	December 31, 2015

At the beginning of period	12,743,832	8,326,519
Borrowings	398,821	3,118,475
Interest expense	151,266	479,287
Foreign exchange losses (gains)	(870,231)	3,037,653
Repayments - principal amount	(843,078)	(1,800,670)
Interest paid	(87,421)	(405,546)
Additional transaction costs	(5)	(30,486)
Other (*)	5,216	18,600

At the end of the period	11,498,400	12,743,832

(*)    It includes amortization of transactions costs.

(e)                                 Covenants

Some of the financing agreements of the Company contain covenants establishing maximum indebtedness and leverage levels, as well as minimum coverage of outstanding amounts.

The Company’s debt financial covenants are measured based on consolidated information translated into U.S. Dollars. The covenants specify that indebtedness ratio (Net debt to Adjusted EBITDA, as defined (Note 4.2.2 to the most recent financial statements for the year ended December 31, 2015)) cannot exceed 4.5x.

The Company is in full compliance with the covenants established in the financial contracts at March 31, 2016.

The loan indentures with debt financial covenants also present the following events of default:

•             Non-payment, within the stipulated period, of the principal or interest.

•             Inaccuracy of any declaration, guarantee or certification provided.

•             Cross-default and cross-judgment default, subject to an agreed.

Fibria Celulose S.A.

Notes to the unaudited consolidated interim

financial information at March 31, 2016

In thousands of Reais, unless otherwise indicated

•             Subject to certain periods for resolution, breach of any obligation under the contract.

•             Certain events of bankruptcy or insolvency of the Company, its main subsidiaries or Veracel.

20                                 Provision for contingencies

	March 31, 2016			December 31, 2015
	Judicial deposits	Provision	Net	Judicial deposits	Provision	Net

Nature of claims
Tax	97,678	107,883	10,205	96,997	106,571	9,574
Labor	67,317	213,034	145,717	64,429	201,561	137,132
Civil	19,578	39,473	19,895	18,918	37,537	18,619

	184,573	360,390	175,817	180,344	345,669	165,325

The change in the provision for contingencies is as follows:

	March 31, 2016	December 31, 2015

At the beginning of the period	345,669	302,144
Settlement	(273)	(16,334)
Reversal	(4,383)	(38,196)
New litigation	8,540	37,089
Accrual of financial charges	10,837	60,966

At the end of the period	360,390	345,669

(i)                                   Significant changes in the period

Tax assessment - IRPJ/CSLL - Swap of industrial and forestry assets

On January 19, 2016, the Tax Federal Administrative Court (CARF - Conselho Administrativo de Recursos Fiscais) rejected as per the casting vote of CARF’s President, the appeal filed by the Company in the administrative process regarding the tax assessment received on the swap of industrial and forestry assets with International Paper, as mentioned in Note 24(b)(iv) of our most recent annual financial statements as at December 31, 2015.

The Company is awaiting the final decision be published to evaluate the possibility of challenge the referred ruling in the administrative level. If the filing of an appeal in the administrative level is not advisable, the discussion will continue in judicial courts, with financial impact only corresponding to the payment of the required judicial guarantee. The Company maintain its position to not constitute provisions for contingencies, based on the Company’s and its external legal advisors’ opinion that the probability of loss on this case is possible. The updated amount as at March 31, 2016 was R$ 1,673,998.

Fibria Celulose S.A.

Notes to the unaudited consolidated interim

financial information at March 31, 2016

In thousands of Reais, unless otherwise indicated

Tax assessment - IRPJ/CSLL - Fibria Trading International

On February 25, 2016, the Company was notified of the decision that rejected the appeal filed by the tax authorities, in view of the favorable decision to the Company in the first administrative level. Since that there were no new appeal by the tax authorities, on March 6, 2016, the tax assessment was filed.

Tax assessment - IRPJ/CSLL - Fibria Overseas Holding

On October 21, 2015, the Company was notified of the CARF’s decision that judged favorable the appeal presented. Since that there were no new appeal by the tax authorities, on January 21, 2016, the tax assessment was filed.

Tax assessment - IRPJ/CSLL - Newark

On February 3, 2016, CARF judged favorable the appeal presented by the Company and rejected the appeal filled by the tax authorities. On March 21, 2016, the tax authorities filled petitions regarding the administrative proceedings informing they do not have interest in pursuing the discussion in the Superior Chamber of Tax Appeals, which leads the tax assessment to be filed.

21                                 Revenue

(a)                                Reconciliation

	March 31, 2016	March 31, 2015

Gross amount	3,141,513	2,535,146
Sales taxes	(64,171)	(44,789)
Discounts and returns (*)	(682,583)	(493,291)

Net revenues	2,394,759	1,997,066

(*)    Related mainly to trade discounts.

Fibria Celulose S.A.

Notes to the unaudited consolidated interim

financial information at March 31, 2016

In thousands of Reais, unless otherwise indicated

(b)                                Information about markets

	March 31, 2016	March 31, 2015

Revenue
Domestic market	256,311	170,682
Export market	2,115,858	1,804,663
Services	22,590	21,721

	2,394,759	1,997,066

22                                 Financial results

	March 31, 2016	March 31, 2015

Financial expenses
Interest on loans and financing (i)	(128,594)	(98,961)
Loans commissions	(4,224)	(2,343)
Others	(37,230)	(9,126)

	(170,048)	(110,430)

Financial income
Financial investment earnings	35,667	15,987
Others (ii)	20,608	20,555

	56,275	36,542

Gains (losses) on derivative financial instruments
Gains	359,690	20,980
Losses	(77,287)	(569,777)

	282,403	(548,797)

Foreign exchange losses and monetary adjustment, net
Loans and financing	870,231	(1,301,736)
Other assets and liabilities (iii)	(117,294)	178,611

	752,937	(1,123,125)

Net	921,567	(1,745,810)

(i)        Does not include the amount of R$ 22,672 as at March 31, 2016 (R$ 2,123 as at March 31, 2015), related to capitalized financing costs.

(ii)     Includes interest accrual of the tax credits.

(iii) Includes the effect of exchange foreign on cash and cash equivalents, trade accounts receivable, trade payable and others.

Fibria Celulose S.A.

Notes to the unaudited consolidated interim

financial information at March 31, 2016

In thousands of Reais, unless otherwise indicated

23                                 Expenses by nature

	March 31, 2016	March 31, 2015

Cost of sales
Depreciation, depletion and amortization	(436,664)	(441,432)
Freight	(194,651)	(196,148)
Labor expenses	(129,196)	(115,535)
Variable costs (raw materials and miscellaneous materials)	(659,317)	(519,150)

	(1,419,828)	(1,272,265)

Selling expenses
Labor expenses	(7,721)	(6,492)
Selling expenses (i)	(91,533)	(81,177)
Operational leasing	(586)	(417)
Depreciation and amortization charges	(2,808)	(2,529)
Other expenses	(7,289)	(4,716)

	(109,937)	(95,331)

General and administrative
Labor expenses	(24,248)	(22,723)
Third-party services	(25,920)	(28,098)
Depreciation and amortization	(3,529)	(3,861)
Taxes and contributions	(1,482)	(1,996)
Operating leases and insurance	(2,629)	(1,974)
Other expenses	(6,567)	(5,452)

	(64,375)	(64,104)

Other operating (expenses) income
Programs of variable compensation (ii)	1,244	(25,637)
Loss on disposal of property, plant and equipment	(5,071)	(3,488)
Tax credits	2,341	523
Provision of contingencies	(8,640)	(2,486)
Others	84	1,829

	(10,042)	(29,259)

(i)            Includes handling expenses, storage and transportation expenses and sales commissions and others.

(ii)         Includes the provisions/reversals of the variable compensation program and benefit programs (Phantom Stock Options and Stock Options plans), which consider the Company’s stock price in its valuation.

Fibria Celulose S.A.

Notes to the unaudited consolidated interim

financial information at March 31, 2016

In thousands of Reais, unless otherwise indicated

24                                 Earnings per share

(a)                                Basic

	March 31, 2016	March 31, 2015

Numerator
Net income (loss) attributable to the shareholders of the Company	975,266	(569,360)

Denominator
Weighted average number of common shares outstanding	553,590,604	553,591,822

Basic earnings (loss) per share - in Reais	1.76	(1.03)

The weighted average number of shares in the presented periods is represented by a total number of shares of 553,934,646 issued and outstanding for the three-month period ended March 31, 2016 and 2015, without considering treasury shares, for total of 344,042 shares in the three-month period ended March 31, 2016 (342,824 as at March 31, 2015). In the three-month period ended March 31, 2016 and 2015 there were no changes in the number of shares of Company.

(b)                                Diluted

	March 31, 2016	March 31, 2015

Numerator
Net income (loss) attributable to the shareholders of the Company	975,266	(569,360)

Denominator
Weighted average number of common shares outstanding	553,590,604	553,591,822
Dilution effect
Stock options	687,840	349,091
Weighted average number of common shares outstanding adjusted according to dilution effect	554,278,444	553,940,913

Diluted earnings (loss) per share (in Reais)	1.76	(1.03)

Fibria Celulose S.A.

Notes to the unaudited consolidated interim

financial information at March 31, 2016

In thousands of Reais, unless otherwise indicated

25                                 Explanatory notes not presented

According to the requirements for disclosure contained in Circular-Letter CVM/SNC/SEP/No. 003/2011, we presented explanatory notes to the annual financial statements detailing the financial instruments by category (Note 7), credit quality of financial assets ( Note 8), financial and operational lease agreements (Note 21), advances to suppliers (Note 22), the tax amnesty and refinancing program (Note 25), asset retirement obligations (Note 26), long term commitments (Note 27), benefits to employees (Note 29), compensation program based on shares (Note 30), insurance (Note 34), non-current assets held for sale (Note 36) and impairment testing (Note 37), that we omitted in the March 31, 2016 consolidated interim financial information because the assumptions, operations and policies have not seen any relevant changes compared to the position presented in the financial statements as At December 31, 2015.

In addition, the Company no longer has reportable segments to present as at March 31, 2016, therefore the Note regarding segment information was excluded.

*          *          *

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 27, 2016

Fibria Celulose S.A.

By:	/s/ Guilherme Perboyre Cavalcanti
Name:	Guilherme Perboyre Cavalcanti
Title:	CFO and IRO